SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35095; 812-15468

AB CarVal Opportunistic Credit Fund, et al.

January 23, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

 Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act")
for an exemption from sections 18(a)(2), 18(c) and 18(i) of the Act, under sections 6(c) and 23(c)
of the Act for an exemption from rule 23c-3 under the Act, and for an order pursuant to section
17(d) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end
investment companies to issue multiple classes of shares and to impose asset-based distribution
and/or service fees and early withdrawal charges.

Applicants: AB CarVal Opportunistic Credit Fund, AB CarVal Investors, L.P., AB Multi-
Manager Alternative Fund, AllianceBernstein L.P., Sanford C. Bernstein & Company, LLC, and
AllianceBernstein Investments, Inc.

Filing Dates: The application was filed on May 22, 2023, and amended on August 4, 2023.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless
the Commission orders a hearing. Interested persons may request a hearing on any application
by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with
a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or
personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing
requests should be received by the Commission by 5:30 p.m. on February 16, 2024, and should

be accompanied by proof of service on the Applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: William Bielefeld, Esq., Dechert LLP, William.bielefeld@dechert.com with a copy to Matthew Bogart, Esq., AB CarVal Opportunistic Credit Fund.

FOR FURTHER INFORMATION CONTACT: Stephan N. Packs, Senior Counsel, or Terri G. Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' First Amended and Restated Application, dated August 4, 2023, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.